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                                  EXHIBIT 99(a)

                    AMENDMENT OF JUNE 26, 1997 TO TEAM, INC.
                      OFFICERS RESTRICTED STOCK OPTION PLAN






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                           AMENDMENT OF JUNE 26, 1997

                                  TO TEAM, INC.

                     OFFICER'S RESTRICTED STOCK OPTION PLAN



         WHEREAS, the Board of Directors of Team, Inc. during a meeting held on June 26, 1997, adopted a resolution amending the Team, Inc. Officers Restricted Stock Option Plan ("Plan") to increase the maximum number of shares which may be offered pursuant to the Plan from 50,000 to 100,000.

         NOW, THEREFORE, by order of the Board of Directors, Paragraph 4 of the Plan has been amended to read in its entirety as follows:

                  "4. Common Stock Subject to Options. The aggregate number of shares of the Company's Common Stock which may be issued upon exercise of Options granted under the Plan shall not exceed 100,000, subject to adjustment under the provisions of Paragraph 7. The shares of Common Stock to be issued upon the exercise of Options may be authorized but unissued shares, shares issued and reacquired by the Company or shares bought on the market for the purposes of the Plan. In the event any Option shall, for any reason, terminate or expire or be surrendered without having been exercised in full, the shares subject to such Option but not purchased thereunder shall again be available for Options to be granted under the Plan."

EFFECTIVE as of June 26, 1997.